EXHIBIT 16.1

March 11, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Networks Associates, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K as part of the Company’s Form 8-K report dated March 9, 2004. We agree with the statements concerning our Firm appearing under Item 4(a) in such Form 8-K.

PricewaterhouseCoopers LLP makes no comment, however, regarding any current or future disclosure, including those appearing under Item 4(a)(v) of such Form 8-K, of changes or improvements of any kind to internal controls implemented by the Company in order to address material weaknesses and reportable events related to such internal controls.

Very truly yours,